November 23, 2010

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

Dear Ms. ONeal-Johnson:

This letter responds to the comments on (i) Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A (“PEA 40”) on behalf of the Henderson European Focus Fund (“European Focus Fund”), Henderson Global Equity Income Fund (“Global Equity Income Fund”), Henderson Global Opportunities Fund (“Global Opportunities Fund”), Henderson Global Technology Fund (“Global Technology Fund”), Henderson International Opportunities Fund (“International Opportunities Fund”) and Henderson Japan-Asia Focus Fund (“Japan-Asia Focus Fund”) filed on EDGAR on October 1, 2010, (ii) Post-Effective Amendment No. 41 to the Registrant’s registration statement on Form N-1A (“PEA 41”) on behalf of the Henderson Emerging Markets Opportunities Fund (“Emerging Markets Opportunities Fund”) filed on EDGAR on October 12, 2010, and (iii) Post-Effective Amendment No. 42 to the Registrant’s registration statement on Form N-1A  (“PEA 42”) on behalf of the Henderson International Equity Fund (“International Equity Fund”) filed on EDGAR on October 29, 2010 that were provided to me by telephone on November 12, 2010 by the Securities and Exchange Commission.

1.             SEC Comment:  Please remove the statement “Effective November 30, 2010, the European Focus, Global Technology and International Opportunities Funds will not accept new or additional investments in Class B shares.” from the outside cover of the Prospectus for the European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund.

Response:  The Registrant will make the change as requested.

2.             SEC Comment:  The inside cover of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund has a paragraph with the investment objective for each Fund.  The disclosure is lengthy please consider revising and making the disclosure shorter.

1

Response:  The Registrant respectfully declines to incorporate the staff's comment.  The investment objective of each Fund is accurately reflected.  Therefore, the Registrant does not believe it is appropriate to change the disclosure.

3.             SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, if a fund has a line item for acquired fund fees and expenses and a Fund invests in exchange traded funds, please include a corresponding principal investment strategy and principal investment risk if necessary.

Response:  While each Fund has the ability to invest in an exchange traded fund, none of the Funds have invested in such instruments.  Therefore, the current disclosure for each Fund is accurate as stated.

4.             SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, please revise disclosure for the expense limitation agreement in footnote (b) for PEA 42 and footnote (c) for PEA 40 and PEA 41 to the fee table to include who may terminate the fee waiver and under what circumstances.  In addition, please note if the fee waiver will stay in place if the adviser were terminated.

Response:  The second to last sentence of footnote (b) for PEA 42 and footnote (c) of PEA 40 and PEA 41 indicates that the Expense Limitation Agreement will be terminated if the Adviser is terminated.  The last sentence of footnote (b) for PEA 42 and footnote (c) of PEA 40 and PEA 41 will be revised to read as follows:  “The Fund’s adviser may discontinue the fee waiver or expense reimbursement in the Expense Limitation Agreement at any time after its expiration date.”

5.             SEC Comment:  In the section entitled “Fund Summary-Fees and Expenses of the Fund-Expense Example” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund and the Prospectus for Emerging Markets Opportunities Fund, please delete the sentence “The example does not reflect sales charges (loads) on reinvested dividends and other distributions because sales charges (loads) are not imposed by the Fund on reinvested dividends and other distributions.”  In the same section of the Prospectus for PEA 40 for the European Focus, Global Technology and International Opportunities Funds, please delete the sentence “The expense example also reflects the conversion of Class B shares to Class A shares after 8 years.”

Response:  The Registrant will make the deletions as requested.

6.             SEC Comment:  In the sections entitled “Fund Summary-Principal Investment Strategies” and “Fund Summary-Principal Investment Risks” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, each Fund discloses that it will invest in derivatives and each Fund has a corresponding principal investment risk for derivatives.  Please revise the disclosure for each Fund to specify which type of derivative instrument the Fund may invest in and the corresponding risk for each such derivative instrument.

Response:  Please see revised disclosure attached as Appendix A

7.            SEC Comment:  In the section entitled “Fund Summary-Performance” the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, please include the following sentence “The annual returns in the bar charts which follow are for the Class A shares without reflecting payment of any front-end sales charge; if they did reflect such payment of sales charges, annual returns would be lower.”

Response:  The Registrant will make the change as requested.

8.             SEC Comment:  In the section entitled “Fund Summary-Performance” of the Prospectus for the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, in the paragraph following the average annual total return table there is a sentence stating that: “If there is a capital loss at the end of the period, the return on after taxes on the distributions and sale of Fund shares may exceed the return before taxes due to the tax benefit of realizing a capital loss upon the sale of Fund shares, which is factored into the result.”  Please confirm that the statement is applicable for each Fund.  If not applicable, please delete.

Response:  The Registrant will delete the sentence when it is not applicable.

9.             SEC Comment:  In the section entitled “Fund Summary-Purchases and Sales of Fund Shares” of the Prospectus for the European Focus, Global Technology and International Opportunities Funds, please provide a sentence regarding the redemption of Class B shares.

Response:  The closure of Class B shares effective November 30, 2010 has no impact on the redemption of Class B shares after that date.  The Registrant does not believe revised disclosure is necessary.

10.           SEC Comment:  In the section entitled “Fund Summary-Tax Information” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, please include a statement that an investor may be taxed if the investor withdraws early from a qualified retirement plan or tax-exempt account.

Response:  The Registrant will make the change as requested.

11.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Equity Income Fund, Global Technology Fund and International Opportunities Fund in PEA 40, please revise disclosure to indicate the percentage of assets invested outside the United States and the number of countries in which the Fund invests outside of the United States.  The Commission noted that percentage of assets outside the United States should be at least 40% and the number of countries should be at least three countries.

Response:  The Registrant will revise the disclosure for International Opportunities Fund as follows:

“Under normal circumstances, the Fund invests at least 40% of the Fund’s net assets in equity securities of non-US companies and in at least three different countries.”

The Registrant will also revise the disclosure for the Global Equity Income Fund and the Global Technology Fund to indicate that the manager intends to invest in at least three different countries.

The Registrant respectively declines to incorporate the staff’s comment regarding at least 40% of the Global Equity Income Fund’s and the Global Technology Fund’s net assets being invested outside of the United States.  These funds are “global” funds that do not have specific limits on the geographic asset distribution of their investments.

12.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Equity Income Fund in PEA 40, it states that “Under normal circumstances, the Fund invests primarily in a portfolio of income-producing equity securities, such as common and preferred dividend-paying stocks.  Please revise disclosure to indicate that the Fund invests at least 80% of its assets in a portfolio of income-producing equity securities.

Response:  The Registrant will make the change as requested.

13.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Equity Income Fund in PEA 40, the third paragraph states that the Fund may also invest in fixed income securities (including non-investment grade).  Please provide an average maturity range for fixed income securities.

Response:  The Fund has no limit on the maturity range of its fixed income investments.  The Registrant will add the following disclosure to the Prospectus: “The Fund may invest across the maturity range of fixed income securities.”

14.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Equity Income Fund in PEA 40, the fourth paragraph states that mid to large capitalizations value stocks are stocks with market capitalization greater than $1 billion.  The Commission noted that $1 billion seems low for mid to large capitalization stocks.  Please explain capitalization range.

Response:  The Registrant will revise the disclosure to indicate that mid to large capitalization stocks are those with market capitalization greater than $3 billion.

15.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Global Equity Income Fund in PEA 40, please add non-investment grade risk, interest rate risk and credit risk since the Fund invests in fixed income securities.

Response:  The Registrant will make the change as requested.

16.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Global Opportunities Fund in PEA 40, the second paragraph states that the Fund may also invest in fixed income securities.  Please provide average maturity range and ratings for fixed income securities.

Response:  The Fund has no limit on the maturity range of its fixed income investments.  The Registrant will add the following disclosure to the Prospectus: “The Fund may invest across the maturity range of fixed income securities and expects to invest in investment-grade fixed income securities.”

17.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Global Opportunities Fund in PEA 40, please add interest rate risk and credit risk since the Fund invests in fixed income securities.

Response:  The Registrant will make the change as requested.

18.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Risks” of the Prospectus for the Global Opportunities Fund in PEA 40, the Fund has an emerging markets risk.  Please provide a corresponding principal investment strategy for the Fund.

Response:  The Registrant will make the change as requested.

19.           SEC Comment:  In the section entitled “Additional Information about Investment Strategies and Risks-Changes in Policies and Additional Information-Disclosure of Portfolio Holdings” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund in PEA 40, please include website address if the portfolio holdings are included on the Fund’s website, if applicable.

Response:  The Registrant will include the website address in the Prospectus as requested.

20.           SEC Comment:  Item 11(e)(4)(iii) of Form N-1A requires that if the Fund has any policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares by Fund shareholders, including any restrictions imposed by the Fund to prevent or minimize frequent purchases and redemptions. Describe each of these policies, procedures, and restrictions with specificity.  In the section entitled “How to Purchase, Exchange and Redeem Shares-Other Considerations-Frequent Purchases and Redemptions of Fund Shares” of the Prospectus the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, please describe the Funds’ policies and procedures with more specificity.

Response:  The Registrant respectfully declines to incorporate the staff's comment.  The Funds’ policies and procedures are accurately reflected.  Therefore, the Registrant does not believe it is appropriate to change the disclosure.

21.           SEC Comment:  On the cover of the Statement of Additional Information for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund included in PEA 40, please include the ticker symbols for each class and each Fund.

Response:  The Registrant will make the change as requested.

22.           SEC Comment:  This comment is applicable to any Fund that must comply with Rule 35d-1 of the Investment Company Act of 1940, as amended.  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for European Focus Fund, Global Equity Income Fund, Global Opportunities Fund, Global Technology Fund, International Opportunities Fund and Japan-Asia Focus Fund, the Prospectus for Emerging Markets Opportunities Fund and the Prospectus for International Equity Fund, please disclose that a fund that invests 80% of its assets in securities that for purposes of such investment strategy such assets of the Fund means net assets plus the amount of any borrowings for investment purposes.

Response:  The following sentence will be added as applicable: “For purposes of this investment strategy, assets of the Fund means net assets plus the amount of any borrowings for investment purposes.”

23.           SEC Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus for the Emerging Markets Opportunities Fund in PEA 41, the third sentence of the first paragraph states that “Emerging market countries are all countries represented by the Morgan Stanley Capital International (MSCI) Emerging Markets Index and/or those countries considered to be developing by the World Bank, the International Finance Corporation, the United Nations, or the countries’ authorities.”  Please disclose what is meant by “countries’ authorities.”

Response:  The Registrant will revise the disclosure to delete the phrase “or the countries’ authorities”.

24.           SEC Comment:  In the section entitled “Fund Summary-Performance” of the Prospectus for the International Equity Fund in PEA 42 please revise the disclosure before the bar chart so it is in plain English.

Response:  The Registrant will make the change as requested.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
cc:           C. Yarbrough

EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Ms. Deborah ONeal-Johnson
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	Henderson Global Funds (“Registrant”)
(File Nos. 333-62270, 811-10399)

In connection with a response being made on behalf of Henderson Global Funds (“Registrant”) to comments you provided by phone on November 12, 2010 with respect to (i) Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A (“PEA 40”) filed on EDGAR on October 1, 2010, (ii) Post-Effective Amendment No. 41 to the Registrant’s registration statement on Form N-1A (“PEA 41”) filed on EDGAR on October 12, 2010, and (iii) Post-Effective Amendment No. 42 to the Registrant’s registration statement on Form N-1A  (“PEA 42”) filed on EDGAR on October 29, 2010, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in PEA 40, PEA 41 and PEA 42;
•	the effectiveness of PEA 40, PEA 41 and PEA 42 will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and
•
the Registrant may not assert the effectiveness of PEA 40, PEA 41 or PEA 42 as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on November 12, 2010.  Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher K. Yarbrough Christopher K. Yarbrough

APPENDIX A

1.	European Focus

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, to gain exposure to equity securities by using futures contracts on securities indices, or to gain or limit exposure to equities by purchasing exchange-traded call or put options on individual securities. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

2.	Emerging Markets Opportunities

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, to gain exposure to equity securities by using futures contracts on securities indices, or to gain or limit exposure to equities by purchasing exchange-traded call or put options on individual securities. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

3.	Global Equity Income

The Fund may engage in derivative transactions to seek return, to generate income, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, to generate income from option premiums by writing covered call options on individual securities, to gain exposure to equity securities by using futures contracts on securities indices, or to gain or limit exposure to equities by purchasing exchange-traded call or put options on individual securities. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

4.	Global Opportunities

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, or to gain exposure to equity securities using futures contracts on securities indices. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; exchange-traded and over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

5.	Global Technology

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, or to gain exposure to equity securities using futures contracts on securities indices. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; exchange-traded and over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

6.	International Equity

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, or to gain exposure to equity securities using futures contracts on securities indices. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; exchange-traded and over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

7.	International Opportunities

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, to gain exposure to equity securities by using futures contracts on securities indices, or to gain or limit exposure to equities by purchasing exchange-traded call or put options on individual securities. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.

8.	Japan-Asia Focus

The Fund may engage in derivative transactions to seek return, to hedge against fluctuations in securities prices or currency exchange rates, or as a substitute for the purchase or sale of securities or currencies. The Fund expects to use derivatives principally when seeking to hedge currency exposure using forward foreign currency contracts, or to gain exposure to equity securities using futures contracts on securities indices. However, the Fund may also purchase or sell other types of futures or forward contracts; options on futures contracts; exchange-traded and over-the-counter options; equity collars; equity-linked securities and equity swap agreements. There is no stated limit on the Fund’s use of derivatives.

Derivatives Risk. Derivatives involve special risks different from, and potentially greater than, the risks associated with investing directly in securities and may result in greater losses. The successful use of derivatives depends on the manager’s ability to manage these sophisticated instruments, which require investment techniques and risk analysis different from those of other investments. Derivatives involve the risk of mispricing or improper valuation and the prices of derivatives may move in unexpected ways especially in unusual market conditions, and may result in increased volatility and unexpected losses. Some derivatives are “leveraged” and therefore may magnify or otherwise increase investment losses. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from the manager’s potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for a Fund’s derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid. Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. Derivatives also may involve credit and interest rate risks.  In addition, the risks associated with the use of derivatives are magnified to the extent that a larger portion of the Fund’s assets are committed to derivatives in general or are invested in a few types of derivatives.